Exhibit 99.1

Delhi Police Selects NICE’s Comprehensive and Open Security Solutions in a 7-digit Deal, to Enhance Safety at 2010 Commonwealth Games

 Implementation at central site to fuse data from 45 sites city-wide, includes NICE’s solutions for open situation management, real-time proactive response and incident management, and integration with multiple 3rd party security systems

Ra’anana, Israel, September 13, 20010 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced that India’s HCL Security, NICE’s strategic partner and the project’s prime contractor, will be implementing NICE’s integrated security solution at India’s Delhi Police. NICE will enable Delhi Police with an integrated command, control, coordination and communication center (C4i) solution to meet operational requirements for the upcoming October 2010 Commonwealth Games 2010 and beyond.

Delhi Police selected HCL-NICE consortium through competitive bidding in anticipation of the 2010 Commonwealth Games to manage and enhance the police response to security events. The Commonwealth Games is a multi-sport event with participants representing the fifty-four independent states that are members of the Commonwealth of Nations. The Delhi Police will implement the NICE solutions to fuse data from multiple systems and sensors, dispersed across 45 sites throughout the city, including sporting venues, metro stations, markets and police stations.

The pre-integrated NICE solution is based on NICE Situator, NICE’s situation management solution. NICE Situator offers broad interoperability with many third party solutions for video analytics, video surveillance systems, Tetra (Terrestrial Trunked Radio) IP network for public safety, and GIS, among others. This approach delivers a single, holistic operational view and enhances real-time response by automating procedures, as well as information sharing. The NICE solution also enables comprehensive debriefing by full reconstruction of an event and response to it, leveraging NICE Inform incident information management solution and NICE screen encoders for screen capture of the command and control room’s inputs during security events.

A senior officer, at Delhi Police, said, “We are proud that Delhi is hosting this year’s Commonwealth Games. At the same time, this means that our police force has the great responsibility for ensuring the safety and security of our visiting athletes, international and local government officials, and millions of sport fans. To achieve these goals in the most professional and reliable way we selected  HCL-NICE consortium, which was the only vendor who could provide us with an open solution that enables situation management that integrates with such a great number of security systems, providing us with real-time capabilities for handling security events throughout the entire city, should they occur.”

“We are pleased to have been selected for this project and help the Delhi Police protect the participants and attendees of the 2010 Commonwealth Games, as well as the Delhi residents beyond the games,” said Israel Livnat, President, NICE Security Group. “The city of Delhi will be responsible for the security of attendees and participants from all over the world at the force’s command and control center and headquarters, making this project all the more important for representing the Delhi Police professionalism and leading edge capabilities. With our previous success in India, and all over the world, in deploying large-scale security management solutions with complex implementations, we are proud to partner with Delhi Police in ensuring the safety and security of its city’s residents and guests.”

The NICE Security offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capture, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About HCL Security
HCL Security Ltd is a 100% subsidiary of HCL Infosystems Ltd. With the core objective of addressing end to end solution requirements in the Security & Surveillance domain and leveraging on World Class alliances, HCL Security Ltd offers the best of deeply integrated Global technologies to ensure safety & security of your infrastructure. HCL Security Ltd offers customized solutions to meet your business needs in terms of security & surveillance. For more information, go to http://www.hclsecurity.in/.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time.

Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security.

NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/NICETrademarks.html.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Livnat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.